Exhibit 21.1

LISTING OF SUBSIDIARIES OF GENERAC HOLDINGS INC.

Generac Holdings Inc.
Subsidiaries (all 100% owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation
Generac Acquisition Corp.	Delaware, U.S.
Generac Power Systems, Inc.	Wisconsin, U.S.
Magnum Power Products, LLC	Wisconsin, U.S.
Warehouse Development Group LLC	Wisconsin, U.S.
Generac Power Systems UK Limited	United Kingdom
Ottomotores UK Ltd	United Kingdom
Ottomotores Nominees Ltd. (UK)	United Kingdom
Ottomotores S.A de C.V. (Mexico)	Mexico
Ottomotores Comercializadora S.A. de C.V. (Mexico)	Mexico
Generac do Brasil Ltda (Brazil)	Brazil
Tower Light SRL (Italy)	Italy
AF SRI	Italy
Tower Light UK Ltd	United Kingdom
Tower Light Brazil Ltda	Brazil